November 21, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. Decker:

This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated November 10, 2011 and relating to the Company's Form 10-K for the fiscal year ended December 25, 2010 (the "2010 Form 10-K") and its Form 8-K filed November 1, 2011.
Comments on December 25, 2010 Form 10-K
Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations
Overview, page 15
Comment: In circumstances where there is more than one business reason for the changes in the various line items, you should quantify the incremental impact of each individual business reason on the overall change in the line item. As one example, you indicate that the increase in gross margin was due to higher sales volume, a favorable product mix and increased in-country sourcing by Tupperware Indonesia, partially offset by higher obsolescence costs and higher resin costs. We note similar disclosure in your segment discussion, for example in your discussion of Tupperware North America where you state that the increase in segment profit was due to higher sales, more efficient promotional and marketing spending and lower bad debt expense, partially offset by lower gross margins reflecting promotional pricing decisions and a lower margin on business-to-business sales. In future filings, please quantify the effects of the various factors you have identified that contributed to increases or decreases in various line items, to the extent practicable. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We respectfully acknowledge the Staff's comments and have reviewed Item 303 of Regulation S-K and SEC Release No. 33-8350. The Company believes in the importance of communicating with investors in a clear, concise, and straightforward manner. In providing its MD&A, the Company focuses on key indicators of financial condition and operating performance, materiality, material trends and uncertainties, and analysis. In its future filings, the company will quantify the known incremental impact of individual business reasons for the overall change in line items, to the extent practicable. We note that in some instances it is in fact impracticable to quantify factors impacting our results. Further, when deemed to be the case, we will identify those changes which represent known trends or changes to trends with respect to which disclosure is required per Item 303.

Sales, page 16
Comment: Your analysis of changes between periods is sometimes focused primarily on fluctuations in local currency amounts. For example, on pages 16, 22 to 24 and 26 to 28, you only discuss changes between periods in local currency sales and not U.S. GAAP sales. While it may be helpful for investors to understand the impact of changes between periods in sales expressed in local currency, your current presentation could attach undue prominence to local currency sales (a non-GAAP measure) over U.S. GAAP sales. Please show us how you will revise your future filings accordingly. Refer to Item 10 (e)(1) of Regulation S-K.

Response: We respectfully acknowledge the Staff's comments and have reviewed Item 10(e)(1) of Regulation S-K. In future filings, we will ensure prominence of our US GAAP results and will formulate our discussion of fluctuations in substantially the form as follows for both total and segment results (changes are marked versus the verbiage found on p. 16 of the 2010 Form 10-K):
Sales
Reported ~~Local currency~~ sales increased ~~6~~8 percent in 2010 compared with 2009, ~~reflecting~~. Excluding the impact of changes in foreign currency exchange rates sales increased 6 percent, reflecting strong growth in the Company's emerging market economy businesses partially offset by a slight decrease in its established market economy businesses. The Company defines its established markets as Western Europe including Scandinavia, Australia, Canada, Japan, New Zealand, and the United States. All other markets are classified as emerging markets. The Company's emerging markets accounted for 56 and 51 percent of reported sales in 2010 and 2009, respectively. Reported 2010 sales in the emerging markets were up 18 percent compared with the prior year, including a positive $30.5 million impact on the comparison from changes in foreign currency exchange rates. Excluding the impact of foreign currency, these markets' sales grew 15 percent. The strong results in the emerging markets were led by Brazil, China, India, Indonesia, Malaysia/Singapore, Tupperware South Africa, Turkey, and Venezuela. The core businesses in all of these units performed very well mainly due to higher total and active sales forces. Of the emerging markets, Russia had the most notable decline in local currency sales compared with 2009, due to lower sales force activity, reflecting a more difficult consumer spending environment and the impact on sales and the sales force of the third quarter fires and heat wave in this market, along with more conservative ordering by the market's distributors in light of their cash flow. The Company's established market businesses were down 2 percent in 2010 reported sales, including a positive $4.3 million impact on the comparison from changes in foreign currency exchange rates. The decline in the established markets was mainly due to lower sales in Tupperware Australia and Japan and BeautiControl reflecting smaller sales force sizes, partially offset by significant growth in Austria and France due to strong improvements in recruiting and larger sale forces.

Operating Expenses, page 17
Comment: You indicate on page 18 that you expect to generate up to $58.1 million in additional proceeds from the sale of land for development in Orlando, Florida. Please tell us the following as of December 25, 2010 and October 1, 2011:

•	The carrying value of this land you plan to sell;

•	How you classified this land in your consolidated balance sheet; and

•	The specific process you undertake to evaluate this land for impairment as of each reporting period.

Response: We respectfully acknowledge the Staff's comments regarding our land sale program. The carrying value of the land included in the Company's land sale program as of December 25, 2010 and October 1, 2011 was $23 million. This amount was included in property, plant and equipment within our consolidated balance sheet. More specifically, in Note 4 to the financial statements, the Company notes $8 million was included in Land with the remaining $15 million included in Construction in Progress for various costs incurred in anticipation of future development. The Company classified this land as held for use at the end of each period as it was not considered probable that any land sales would be completed within one year.

As the owner of a significant amount of developable land in the immediate area with an understanding of realizable value, we actively monitor property values, including related comparables, in order to determine whether a significant change has occurred that would indicate the carrying amount may not be recoverable. Should a significant event or change in circumstances occur, we would evaluate the land for potential impairment, although due to the significant difference between the carrying value and our estimate of fair value of the land, it is unlikely this will occur.

Liquidity and Capital Resources, page 29
Comment: Please show us how you will revise your future filings to quantify the amount of cash and short term investments held by foreign subsidiaries as of each period presented. Please also disclose, if true, that you would need to accrue and pay taxes if repatriated and that you do not intend to repatriate these funds. Please further disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

Response: We respectfully acknowledge the Staff's comments and in future filings we will expand our discussion of cash and cash equivalents to disclose the amount held by foreign subsidiaries, our facts related to taxes associated with repatriation of such cash and related restrictions in substantially the form as follows:

Cash and cash equivalents (“cash”) totaled $248.7 million as of December 25, 2010. Of this amount, $175 million was held by foreign subsidiaries. Approximately half of this cash held outside of the United States was not eligible for repatriation due to the level of past statutory earnings by the foreign unit in which the cash was held. The remaining cash is subject to repatriation tax effects. The Company's current intent is to indefinitely reinvest these funds in its foreign operations, as it does not anticipate needing them in the United States. In the event circumstances change leading to the conclusion that these funds will not be indefinitely reinvested, the Company would need to provide at that time for the income taxes that would be triggered upon their repatriation.

List of Exhibits. page 95
Comment: We note that you incorporate the Credit Agreement, Exhibit 10.4 by reference to your Form 8-K filed on October 2, 2007. However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it, and it appears that the Credit Agreement is not executed. In your next Exchange Act filing, please file an executed copy of the full Credit Agreement, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K.

Response: We respectfully acknowledge the Staff's comments and have noted the executed version of the Credit Agreement ("2007 Agreement") excluded the electronic signatures, which was a clerical oversight. We also did not include additional exhibits or schedules. We also wish to note this Credit Agreement was terminated on June 2, 2011 in conjunction with the closing of our new Credit Agreement dated June 2, 2011 ("2011 Credit Agreement") as detailed in the Company's 8-K filed on June 7, 2011.

As the 2007 Agreement is no longer effective, the company respectfully believes filing the updated document would provide no incremental value and may in fact be confusing to investors given the other significant documents filed with the Commission in recent months. The 2011 Credit Agreement was filed in the June Form 8-K with conformed electronic signatures, but without all exhibits and schedules. However, in our next Exchange Act filing, we will file an updated version of the 2011 Credit Agreement with all exhibits and schedules included.

Form 8-K filed November 1, 2011
Exhibit 99.1
Financial Statements
Note 16. Segment Information
Comment: You changed your segment presentation in the first quarter of 2011 and have revised your segment footnote for each of the three years ended December 31, 2010 in this Form 8-K. This Form 8-K is also being incorporated into a Form S-4 initially filed on November 1, 2011. Please amend your Form 8-K to also include revised MD&A and business sections to accompany the change in your segment presentation.

Response: In response to the Staff's comment on the Form 8-K filed November 1, 2011 ("November 8-K"), we respectfully note that the Company revised its MD&A and its segment footnote as a result of the change in segment presentation through its Form 8-K filed on May 25, 2011 ("May 8-K"). The sole purpose of the November 8-K was to add Note 19 to the consolidated financial statements, and not to update Note 16 that provides our segment information. As the November 8-K and requirements under Rule 3-10 of Regulation S-X do not impact the MD&A, we chose not to provide it to avoid unnecessary and duplicative disclosures. We also note that the May 8-K is incorporated by reference into the Form S-4, and therefore we believe provides sufficient disclosure regarding our change in segments during the year.

Note 19. Guarantor Information
Comment: As required by Rule 3-10(i)(8)(i) of Regulation S-X, please disclose, if true, in future filings, including any amendments, that Dart Industries Inc. is 100% owned by Tupperware Brands Corporation. Note that the definitions of 100% owned and wholly-owned differ. Please also disclose any significant restrictions on the ability of the parent company or subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.
Response: We respectfully acknowledge the Staff's comments and have reviewed Rule 3-10(i)(8)(i) and Rule 3-10(i)(9) of Regulation S-X. In future filings, including any amendments, the Company will modify its disclosure to note that Dart Industries Inc. is in fact 100% owned by Tupperware Brands Corporation. We will also disclose that there are no significant restrictions on the ability of either the parent or the guarantor from obtaining adequate funds from their respective subsidiaries by dividend or loan that should interfere with their ability to meet their operating needs or debt repayment obligations.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.
If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer